Exhibit A

Ceragon Delivers Nationwide 4G Broadband Coverage to MUNI S.A, a Mobile Operator in Equatorial Guinea, and Bridges the Digital Divide for the Country’s Island Capital
April 10, 2019

Ceragon Delivers Nationwide 4G Broadband Coverage to MUNI S.A, a
Mobile Operator in Equatorial Guinea, and Bridges the Digital Divide
for the Country’s Island Capital

Ceragon deploys the longest known microwave backhaul link to connect the country’s mainland to its capital located more than 240km off its shore

Little Falls, New Jersey, April 10, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it was selected by MUNI S.A, a mobile operator in Equatorial Guinea, to modernize and expand its network to deliver 4G services covering the country’s mainland and its island capital. With this project, MUNI S.A aims to achieve nationwide mobile broadband service coverage and bridge the digital divide for the people on its remote island capital. In support of this goal, Ceragon has deployed the longest known microwave backhaul link, extending over 240 Km over the Gulf of Guinea. This project is valued at $3.4 Million, with shipments commencing in Q1 2019. Ceragon expects this project to be completed within 2019.

MUNI S.A challenged Ceragon to deliver much awaited 4G services to the islands’ over 330,000 residents, and connect the island to the mainland – a huge task considering the long distance involved. Ceragon met the challenge by successfully deploying a 4G longhaul microwave link spanning an impressive 240KM over the Gulf of Guinea, from the mainland shore to the island. Typical microwave longhaul links only span as far as 50 - 70km. The IP-20 Platform delivers reliable and durable 4G backbone capacity over sea water and challenging climates, such as those present in Africa’s tropical ocean seashore, and excels in overcoming harsh high frequency microwave signal propagation challenges in these conditions. Having deployed thousands of wireless backbone links from islands to shore for numerous service providers worldwide, Ceragon’s skilled professional services and network rollout teams were well prepared to meet MUNI S.A’s challenge and set a record-long operational 4G backbone microwave link. With Ceragon, MUNI S.A is able to ensure a high quality of service 4G network that utilizes significantly less resources, such as energy consumption and real estate on towers - all of which are key when deploying a network in a resource-scarce African landscape.

“We are delighted to have partnered with Ceragon Networks to transition our 2G/3G services to 4G”, said Oumar Bonkoungou, CEO at MUNI S.A.  “Ceragon has successfully met our challenge in order to provide high speed 4G wireless backbone between our country’s island capital and the mainland. With this remarkable achievement, we can also increase our subscriber base and improve our 4G services to our customers in the 2 largest cities of the country.”

“Ceragon is proud to have been selected to help light up a 4G mobile broadband network for the people of Equatorial Guinea,” said Ira Palti, president and CEO of Ceragon. We are happy to be part of the initiative to bridge the digital divide to a significant part of the population that has been waiting for mobile broadband services in the country’s island capital. This accomplishment is a testament to the quality of our professional services and deployment teams, and of course our leading wireless backhaul technology. With a current mobile penetration rate of only 60%, Equatorial Guinea has great growth potential, and Ceragon is pleased to enable MUNI S.A to provide nationwide connectivity and expand its customer base.”

Ceragon Delivers Nationwide 4G Broadband Coverage to MUNI S.A, a Mobile Operator in Equatorial Guinea, and Bridges the Digital Divide for the Country’s Island Capital
April 10, 2019

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks relating to the concentration of Ceragon's business in certain geographic regions and particularly in India, risks associated with a decline in demand from the single market segment on which we focus; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; risks associated with any failure to effectively compete with other wireless equipment providers; risks associated with a change in our gross margin as a result of changes in the geographic mix of revenue;  risks related to the fact that our operating results may vary significantly from quarter to quarter and from our expectations for any specific period; risks related to our ability to meet the supply demands of our customers in a timely manner due to the high volatility in their supply needs; risks associated with difficulties in obtaining market acceptance of  newly introduced product; risks associated with technical difficulties that may be discovered in newly developed products; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.